UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POWERSECURE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12014	84-1169358
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1609 Heritage Commerce Court, Wake Forest, North Carolina	27587
(Address of principal executive offices)	(Zip code)

Christopher T. Hutter

Executive Vice President,

Chief Operating Officer and Chief Financial Officer

(919) 556-3056

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of PowerSecure International, Inc., a Delaware corporation (the “Company”), is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014. The Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and incorporated herein by reference.

The full text of the Company’s Conflict Minerals Policy Statement is available to the public on the Company’s website in the investor relations section at www.powersecure.com. The contents of any website referred to in this Form SD or the Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

As required by Items 1.01 and 1.02 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01	Conflict Minerals Report of PowerSecure International, Inc. for the reporting period January 1, 2014 to December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POWERSECURE INTERNATIONAL, INC.

By:	/s/ Christopher T. Hutter	Date: May 29, 2015
Christopher T. Hutter
Executive Vice President, Chief Financial Officer and Chief Operating Officer

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